Exhibit 99.112

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, March 29 /CNW/ - StarPoint Energy Trust (“StarPoint” or the “Trust”) has filed its Annual Information Form for the year ended December 31, 2004. It contains the information and reports concerning the Trust’s oil and gas reserves, activities and properties required to be provided under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The Annual Information Form will be accessible electronically on the SEDAR system at www.sedar.com.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/